15027174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section RECEIVED JUN 12 2015 Wash., D.C. 189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13852

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rothschild Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christa Schackert 212-403-3689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10054 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christa Schackert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Inc., as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIM L. HADDOCK
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6296870
Qualified in New York County
My Commission Expires February 10, 2018

Notary Public

Signature

Director of Finance, Controller

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROTHSCHILD INC.

(A Wholly-Owned Subsidiary of Rothschild North America Inc.)

Statement of Financial Condition

March 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

ROTHSCHILD INC.
(A Wholly-Owned Subsidiary of Rothschild North America Inc.)

March 31, 2015

Table of Contents

345 Park Avenue

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Rothschild, Inc.:

We have audited the accompanying statement of financial condition of Rothschild, Inc. as of March 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rothschild, Inc. as of March 31, 2015, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

June 9, 2015

ROTHSCHILD INC.
(A Wholly Owned Subsidiary of Rothschild North America Inc.)

Statement of Financial Condition

March 31, 2015

Assets

Cash and cash equivalents	$	126,230,000
Advisory fees receivable, net		19,098,200
Receivables from related parties		37,577,900
Securities owned, at fair value		1,921,600
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $3,187,200)		586,300
Deferred taxes		25,332,500
Prepaid expenses and other assets		1,802,000
Total assets	$	212,548,500

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	112,199,500
Payables to related parties		7,133,600
Taxes payable		91,400
		119,424,500
Stockholder's equity:		
Common stock, $10 par. Authorized 2,000 shares; issued and outstanding 856 shares		8,600
Additional paid-in capital		77,916,200
Retained earnings		15,199,200
Total stockholder's equity		93,124,000
Total liabilities and stockholder's equity	$	212,548,500

See accompanying notes to statement of financial condition.

ROTHSCHILD INC.
(A Wholly-Owned Subsidiary of Rothschild North America Inc.)

Notes to Statement of Financial Condition

March 31, 2015

(1) Organization

Rothschild Inc. (the Company) is a wholly-owned subsidiary of Rothschild North America Inc. (the Parent) and is a registered broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's activities and sources of revenue include financial advisory services for mergers and acquisitions, restructuring, and equity advisory.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable exchange rates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing deposits having original maturities of less than three months of $82,473,800 and money market funds of $43,756,200. Substantially all of the Company's cash and cash equivalents are held at two major financial institutions and, therefore, are subject to the credit risks of the financial institutions.

(c) Securities Owned, at Fair Value

Accounting Standards Codification Topic 820 (ASC 820), *Fair Value Measurements*, defines fair value, establishes a consistent framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. See note 3 for a complete discussion of the impact of ASC 820 on the Company's financial statements.

(d) Advisory Fees

As of March 31, 2015, advisory fees receivable, net, includes $4,894,000 of unbilled expenses and services. Receivables are shown net of an allowance for doubtful accounts of $2,462,200.

The Company's advisory fees receivable are subject to the credit risk associated with customer nonperformance. An allowance is maintained based on management's estimate of probable losses.

(e) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. In addition, the Company files stand-alone tax returns in certain states. Income taxes are calculated using the separate return method, modified such that the Company's net operating losses and capital losses are considered realized by the subsidiary in its separate financial statements when those net operating losses are used by the parent in its consolidated or combined tax return with a cash settlement at that time. The Company considers the Rothschild North America Inc. and its subsidiaries' sources of taxable income in evaluating whether the Company's deferred tax assets are expected to be realized to the extent that those deferred tax assets would create net

(Continued)

operating losses or capital losses recoverable in the consolidated or combined tax returns. Income tax expense (benefit) consists of income taxes that are currently payable (receivable) and deferred income taxes. Most of the current tax expense (benefit) is either remitted to or received from the Parent. For the year ended March 31, 2015, included in the intercompany receivable balance from the Parent was $4,322,400 related to net current taxes receivable in the statement of financial condition within receivables from related parties. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more likely than not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(f) Depreciation

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

(g) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and the differences may be material.

(h) Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Based on experience, the Company expects the risk of loss to be remote.

(i) Recent Pronouncements

In May 2015, the FASB issued ASU 2015-09, "Revenue from Contracts with Customers" (ASU 2015-09), an update to Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principal. ASU 2015-09 is effective for annual periods beginning after

December 15, 2017 for nonpublic entities. The Company is currently evaluating the impact of the adoption of ASU 2015-09 on the Company's statement of financial position.

In July 2013, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) that provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss (NOL) carryforward, a similar tax loss, or a tax credit carryforward exists in the same tax jurisdiction. The ASU 2013-11 requires an entity to present the unrecognized tax benefit as a reduction of the deferred tax asset for an NOL or tax credit carryforward whenever the NOL or tax credit carryforward would be available to reduce the additional taxable income or tax due if the tax position is disallowed. However, the ASU requires an entity to present an unrecognized tax benefit on the balance sheet as a liability if certain conditions are met. The new guidance was effective for all annual and interim periods beginning January 1, 2015 for nonpublic companies. The adoption of this guidance will not have an impact on the Company's unrecognized tax benefit liability.

(3) Fair Value Measurements

Fair value measurements are defined by ASC 820, *Fair Value Measurements and Disclosures*, which establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measurements. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, the "exit price", in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The Company's securities owned are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include active listed equities and certain money market securities.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2015:

		2015			
		Level 1	**Level 2**	**Level 3**	**Total**
Assets:					
Cash and cash equivalents	$	43,756,200	-	-	43,756,200
Securities owned, at fair value					
Equity securities		1,908,900	12,700	-	1,921,600
Total assets at fair value	$	45,665,100	12,700	-	45,677,800

There have not been any transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended March 31, 2015.

The following table represents the Company's fair value hierarchy for those assets and liabilities not carried at fair value as of March 31, 2015. The carrying value of receivables not accounted for at fair value approximates fair value because of the relatively short maturity dates.

		2015			
		Level 1	**Level 2**	**Level 3**	**Total**
Assets:					
Cash and cash equivalents	$	82,473,800	-	-	82,473,800
Advisory fees receivable, net		-	19,098,200	-	19,098,200
Receivables from related parties		-	37,577,900	-	37,577,900
Total assets at fair value	$	82,473,800	56,676,100	-	139,149,900
Liabilities:					
Payable to related parties	$	-	7,133,600	-	7,133,600
Total assets at fair value	$	-	7,133,600	-	7,133,600

(Continued)

(4) Income Taxes

The Company's net deferred tax asset is comprised of:

Deferred tax assets:		
Deferred compensation	$	16,386,600
Accrued compensation		5,277,000
Pension obligations		1,323,100
Depreciation and amortization, net		167,100
Allowance for doubtful accounts		955,000
Deferred rent		68,800
Unrealized gain or loss on investment		303,300
Other		851,600
Net deferred tax asset	$	25,332,500

The Company believes that the net deferred tax asset is realizable because this future deductible amount is more likely than not to be realized based on the likelihood of future taxable income, the availability of loss carryback, and reversals of temporary items.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At March 31, 2015, accounts payable and accrued expenses include gross unrecognized tax benefits of $220,600.

The Company does not anticipate that the total amount of gross unrecognized tax benefits recorded at March 31, 2015 will decrease within 12 months.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. The Company's tax years for 2011 (fiscal 2012) to present are open to examination by U.S. federal taxing authorities. The Company's tax years for 2011 (fiscal 2012) to present are open to examination by New York State tax authorities. Tax years for 2011 (fiscal 2012) to present are open to examination by New York City tax authorities.

(5) Paris Orleans Equity Scheme

During the year ended March 31, 2015, Paris Orleans SCA (the ultimate Parent of the Company) established the "2013 Paris Orleans Equity Scheme" ("Equity Scheme") to promote the alignment of interest between the Paris Orleans ("PO") shareholders and the plan participants, by awarding PO stock options to participants in conjunction with a participant's investment in PO shares. Certain members of senior management of the Company were required to participate in the Equity Scheme. The minimum investment was 10,000 shares and the maximum investment was 20,000 shares. Participant investments could be satisfied through a cash contribution or through the use of a portion of the participants' deferred

compensation (previously granted). Upon vesting, the Company will deliver the PO shares to participants. During the year, all participants elected to use their deferred compensation to make this investment. The total amount of deferred compensation contributed toward the purchase of PO stock was $2,146,100 or 90,000 shares during the year ended March 31, 2014. Refer to Note 8 for the discussion of the Company's deferred compensation arrangements.

Investments made by participants in PO shares vest at the end of four years. The Company's obligation to deliver the PO stock (upon vesting) is accounted for as a liability in accordance with ASC 718, *Compensation - Stock Compensation*, with changes in the fair value of the stock being recognized in employee compensation and benefits in the statement of operations. During the year ended March 31, 2015, the Company recorded $152,700 to accounts payable and accrued expenses relating to the vesting of benefits under this plan.

In order to economically hedge the Company's obligation to deliver to PO shares in the future, the Company purchased 90,000 shares of PO stock. The fair value of this investment was $1,908,900 as of March 31, 2015 and is included in securities owned, at fair value on the statement of financial condition.

For each PO share investment made by participants, PO granted four PO stock options with different strike prices. The options vest over three, four, five, and six years, respectively. Upon vesting, PO will deliver the options to participants. The options granted are classified as "equity awards" in accordance with ASC 718. The grant date fair value of the PO options issued during the year was $479,200. The Company amortizes the grant date fair value of these awards over the requisite vesting period. During the year ended March 31, 2015, the Company recorded $147,200 to additional paid-in-capital relating to the vesting of these options.

As of March 31, 2015, the Company's unrecognized compensation expense associated with the Equity Scheme was $523,600.

(6) Employee Profit-Sharing Plan

The Company has a funded profit-sharing plan covering all of its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management. The Company elected not to make contributions to the plan for the fiscal year ended March 31, 2015.

(7) Postretirement Benefit Agreements

The Company maintains an unfunded pension agreement constituting a retirement benefit obligation as defined by ASC 715-30, *Defined Benefit Plans – Pension (formerly known as APB 12 and FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans)*, covering a designated employee. All amounts associated with this plan have been vested. The agreement does not provide for health or other benefits for the employee. A liability of $3,411,100 related to this benefit is reported in accounts payable and accrued expenses on the statement of financial condition as of March 31, 2015, based on a discount rate of 2.26%.

(8) Deferred and Accrued Compensation

Included in accounts payable and accrued expenses at March 31, 2015 was $42,329,700 associated with both voluntary and mandatory deferred compensation plans to both current and former employees and $49,383,600 related to current year bonuses that were not subject to deferral and were substantially paid in June 2015. The total deferred compensation disbursements for the fiscal year ended March 31, 2015 was $23,375,900. As of March 31, 2015, voluntary and mandatory deferred compensation plan benefits expected to be paid in each of the next three fiscal years are $21,295,600 in 2016, $18,335,800 in 2017 and $14,189,200 in 2018.

Effective for the year ended March 31, 2009 and going forward, a portion of annual bonus amounts over certain thresholds are subject to mandatory deferral and additional vesting conditions. Compensation subject to mandatory deferral earns interest at a rate determined quarterly by management. For the fiscal year ended March 31, 2015, the interest rates for mandatory deferred compensation were 0.23% from April 1, 2014 through June 30, 2014, 0.23% from July 1, 2014 through September 30, 2014, 0.23% from October 1, 2014 through December 31, 2014 and 0.26% from January 1, 2015 through March 31, 2015. One-third of the deferred annual bonus earned vests and becomes payable on each of the 1st, 2nd and 3rd anniversary dates of the initial deferral provided that the employee remains employed at the Company. Subject to terms of the agreement, unrecognized compensation expense associated with these mandatory deferrals as of March 31, 2015 was $19,417,000.

Effective December 31, 2009, the Company's Parent discontinued its voluntary deferred compensation plan whereby senior employees had been able to make annual elections to defer a percentage of their salary or annual bonus. Deferred compensation related to this plan earns interest at a rate determined by management annually at the end of each calendar year. For the fiscal year ended March 31, 2015, the interest rate for this plan was 3.40% from April 1, 2014 through December 31, 2014 and 0.22% from January 1, 2015 through March 31, 2015. Included in accounts payable and accrued expenses on the statement of financial condition is $1,663,000 associated with voluntary deferrals.

(9) Transactions with Related Parties

The Company enters into agreements with related parties to provide advisory services for clients. The Company shares fees with related parties based upon work performed.

Operating expenses are payable to or receivable from related parties for services rendered or expenses incurred on behalf of or by the Company.

The Company has intercompany agreements with other affiliates to allocate costs for certain support functions (including, but not limited to, Information Technology, Human Resources and Compliance).

Receivables from and payables to related parties are recorded net, by entity, where applicable and do not bear interest. Receivables from and payables to related parties represent advisory fees, consulting arrangements, as well as advances to or from related parties, net of operating expenses.

The Company has indemnifications from the Parent related to certain intercompany receivables.

(10) Commitments and Contingencies

(a) Commitments

In September 2012, the Parent entered into a sixteen-year agreement for a new headquarter facility.

The Company leases additional facilities in Washington D.C., Houston, Texas and Los Angeles, California. The minimum annual rentals on these facilities as of March 31, 2015 are as follows:

2016	$	483,400
2017		496,600
2018		468,900
2019 and beyond		589,400
	$	2,038,300

As of March 31, 2015, the estimated minimum future compensation commitments for each of the next three fiscal years are $9,144,800 in 2016, $7,144,800 in 2017 and $0 in 2018. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

(b) Contingencies

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its business activities. In accordance with ASC 450-20 (Loss Contingencies), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company will assess these cases as they arise. There are currently no matters that will have a material adverse effect on the financial condition of the Company.

(11) Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At March 31, 2015, the Company had net capital of $7,154,900, which was $6,904,900 in excess of its required minimum net capital of $250,000.

(12) Subsequent Events

The Company has evaluated subsequent events for the period from April 1, 2015 through June 9, 2015, the date which the accompanying financial statement was issued.

During this period, a new employee joined Rothschild with estimated future compensation commitments for each of the three next fiscal years of $1,254,200 in 2016, $254,200 in 2017 and $254,200 in 2018.